N-SAR Item 77D - Policies with Respect to Security Investment

1. At a meeting held on June 3, 2003, the Board of Mellon Funds
Trust (the
"Trust") approved changes to the investment policies of Mellon
Balanced Fund
(the "Balanced Fund") to (i) change the target investment allocation of the
Balanced Fund's assets from 55% equity securities and 45% bonds and money market instruments to 60% equity securities and 40% bonds and money market instruments, (ii) change the amount that the Fund may deviate from its target allocation from 10% to 15% (above or below the target allocation) and
(iii) allow the Fund also to invest in Mellon Small Cap Stock Fund. Each of these changes was effective on June 10, 2003. The changes to the Balanced
Fund's investments policies are reflected in a Supplement to the Trust's
Prospectus dated December 16, 2002 that was filed with the Securities and
Exchange Commission (the "SEC") on June 10, 2003.


2. A scrivener's error in the disclosure of the Trust's Statement of
Additional Information dated December 16, 2002 (the "SAI") pertaining to
Fundamental Investment Restriction No. 1 was corrected to provide that investments in domestic banks, including U.S. branches of foreign banks and foreign branches of U.S. banks, by Mellon National Municipal Money Market
Fund are subject to the restriction that the Fund may not purchase any securities which would cause more than 25% of the value of the Fund's total assets at the time of such purchase to be invested in the securities of one or more issuers conducting their principal activities in the same industry.
This correction was reflected in the as-revised SAI dated May 29, 2003 that was filed with the SEC on May 28, 2003.